Exhibit 99.1

Special Meeting of Shareholders

of

CANOPY GROWTH CORPORATION

(the “Company”)

June 19, 2019

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of

National Instrument 51-102 - Continuos Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the special meeting of shareholders of the Company held on June 19, 2019 (the “Meeting”), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (May 13, 2019)	–	345,532,952
Total common shares represented at the Meeting in person and by proxy	–	49,078,839
Percentage of total common shares represented at the Meeting	–	14.20%

Canopy Shareholder Resolution

The special resolution (the “Canopy Shareholder Resolution”) authorizing: (i) the issuance of a maximum of 109,515,459 common shares of the Company in connection with the proposed acquisition of Acreage Holdings, Inc.; (ii) certain amendments to the terms of the common share purchase warrants held by CBG Holdings LLC; and (iii) the issuance of a maximum of 61,711,961 common shares of the Company pursuant to the top-up right held by CBG Holdings LLC and Greenstar Canada Investment Limited Partnership, as more particularly described in the management information circular of the Company dated May 17, 2019 (the “Circular”), was approved by a vote by ballot by the disinterested shareholders of the Company in accordance with the requirements of the Toronto Stock Exchange. The full text of the Canopy Shareholder Resolution is set forth in Appendix A to the Circular. The Canopy Shareholder Resolution received the following results at the Meeting:

Approval Matter	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST

Canopy Shareholder Resolution	48,612,007	99.05%	466,832	0.95%